UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-40519

MicroCloud Hologram Inc.

(Exact name of registrant as specified in its charter)

Room 302, Building A, Zhong Ke Na Neng Building,

Yue Xing Sixth Road, Nanshan District, Shenzhen,

People’s Republic of China 518000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Explanatory Note

MicroCloud Hologram Inc. (the “Company”) is furnishing this Form 6-K to provide its six-month interim financial statements and to incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K and Exhibits 99.1 and 99.2 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit No.	Exhibit Description
99.1	Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2025 and 2024.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operation for The First Half of 2025
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2025

MicroCloud Hologram Inc.

By:	/s/ Guohui Kang
Name:	Guohui Kang
Title:	Chief Executive Officer

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